UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-40461

monday.com Ltd.

(Translation of registrant’s name into English)

6 Yitzhak Sadeh Street,

Tel Aviv, 6777506 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Explanatory Note

monday.com Ltd. (the “Company”) today announced the results of the Company’s annual general meeting of shareholders (the “Meeting”), which was held at 6:00 p.m. (Israel time) on August 6, 2026, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel.

At the Meeting, the Company’s shareholders voted upon the following proposals as set forth in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on July 2, 2026:

Proposal 1:

To re-elect each of Mr. Eran Zinman, Mr. Aviad Eyal and Ms. Petra Jenner as Class II directors, each to serve until the Company’s annual general meeting of shareholders in 2029, and until his or her successor is duly elected and qualified.

1a (Mr. Eran Zinman):

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
26,411,702	629,361	8,654	97.67%

1b (Mr. Aviad Eyal):

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
25,816,350	1,224,494	8,873	95.47%

1c (Ms. Petra Jenner):

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
26,596,769	444,470	8,478	98.36%

Mr. Eran Zinman, Mr. Aviad Eyal and Ms. Petra Jenner were re-elected by the Company’s shareholders as Class II directors by the requisite majority in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s articles of association (the “Articles”).

Proposal 2:

To approve the Compensation Policy for Executive Officers and Directors of the Company.

Non-Controlling Shareholders and Without Personal Interest:

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
19,121,974	223,027	1,224,638	98.85%

Controlling Shareholders or with Personal Interest:

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
6,480,078	0	0	100.00%

Total (All Shareholders):

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
25,602,052	223,027	1,224,638	99.14%

Proposal 2 was approved by the Company’s shareholders by the requisite majority required under the Companies Law and the Articles, including (i) the affirmative vote of a majority of the votes cast by shareholders who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal (excluding abstentions), and (ii) total votes cast against the proposal by such shareholders representing less than two percent (2%) of the Company’s aggregate voting rights, each in satisfaction of the special majority required under Section 267A of the Companies Law (either of which is independently sufficient).

Proposal 3:

To approve the Co-CEO Compensation Package.

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
25,518,775	304,317	1,226,625	98.82%

Proposal 3 was approved by the Company’s shareholders by the requisite majority required under the Companies Law and the Articles.

Proposal 4:

To approve the Non-Employee Director Compensation Package.

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
25,770,735	57,912	1,221,070	99.78%

Proposal 4 was approved by the Company’s shareholders by the requisite majority required under the Companies Law and the Articles.

Proposal 5:

To re-appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize and ratify the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such accounting firm.

For	Against	Abstain	Approval Percentage (calculated excluding abstained votes)
26,978,955	65,460	5,302	99.76%

Proposal 5 was approved by the Company’s shareholders by the requisite majority in accordance with the Companies Law and the Articles.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-256964, 333-263614, 333-270515, 333-277913, 333-285845 and 333-294271) and Form F-3 (File No. 333-277915).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2026

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: Chief People and Legal Officer